UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

PAR PACIFIC HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69888T207

(CUSIP Number)

Jonathan D Wasserman, Esq.

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 69888T207	Page 2 of 10

1.	Name of reporting persons. ZCOF PAR PETROLEUM HOLDINGS, L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,828,346
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,828,346
11.	Aggregate amount beneficially owned by each reporting person 5,828,346
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.1% (1)
14.	Type of reporting person (see instructions) OO

(1)	Calculated based on 37,979,812 shares of Common Stock outstanding as of November 20, 2015 as reported in the Issuer’s Prospectus Supplement dated November 20, 2015 and filed on November 23, 2015, and 3,400,000 shares of Common Stock issued by the Issuer in a registered direct offering on the date of such Prospectus Supplement.

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CUSIP No. 69888T207	Page 3 of 10

1.	Name of reporting persons. Chai Trust Company, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,571,028
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,571,028
11.	Aggregate amount beneficially owned by each reporting person 12,571,028
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 30.4% (1)
14.	Type of reporting person (see instructions) OO

(1)	Calculated based on 37,979,812 shares of Common Stock outstanding as of November 20, 2015 as reported in the Issuer’s Prospectus Supplement dated November 20, 2015 and filed on November 23, 2015, and 3,400,000 shares of Common Stock issued by the Issuer in a registered direct offering on the date of such Prospectus Supplement.

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CUSIP No. 69888T207	Page 4 of 10

1.	Name of reporting persons. ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,168,744
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,168,744
11.	Aggregate amount beneficially owned by each reporting person 12,168,744
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 29.4% (1)
14.	Type of reporting person (see instructions) PN

(1)	Calculated based on 37,979,812 shares of Common Stock outstanding as of November 20, 2015 as reported in the Issuer’s Prospectus Supplement dated November 20, 2015 and filed on November 23, 2015, and 3,400,000 shares of Common Stock issued by the Issuer in a registered direct offering on the date of such Prospectus Supplement.

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CUSIP No. 69888T207	Page 5 of 10

1.	Name of reporting persons. EGI INVESTORS, L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 402,284
	9.	Sole dispositive power 0
	10.	Shared dispositive power 402,284
11.	Aggregate amount beneficially owned by each reporting person 402,284
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.0% (1)
14.	Type of reporting person (see instructions) OO

(1)	Calculated based on 37,979,812 shares of Common Stock outstanding as of November 20, 2015 as reported in the Issuer’s Prospectus Supplement dated November 20, 2015 and filed on November 23, 2015, and 3,400,000 shares of Common Stock issued by the Issuer in a registered direct offering on the date of such Prospectus Supplement.

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EXPLANATORY NOTE: This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) relates to the Common Stock, $0.01 par value per share of Par Pacific Holdings, Inc. This Amendment No. 9 amends and supplements, as set forth below, the Schedule 13D filed by certain of the Reporting Persons with respect to the Issuer on September 10, 2012, and Amendment No. 1 to Schedule 13D filed on June 27, 2013, Amendment No. 2 to Schedule 13D filed on September 30, 2013, Amendment No. 3 to Schedule 13D filed on July 25, 2014, Amendment No. 4 to Schedule 13D filed on August 15, 2014, Amendment No. 5 to Schedule 13D filed on September 24, 2014, Amendment No. 6 to Schedule 13D filed on November 12, 2014, Amendment No. 7 to Schedule 13D filed on April 14, 2015 and Amendment No. 8 to Schedule 13D filed on August 25, 2015 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 1.	Security of the Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Par Pacific Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 800 Gessner Road, Suite 875, Houston, Texas 77024.

ITEM 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a-c) This Schedule is being filed by the following beneficial owners of Common Stock: Zell Credit Opportunities Master Fund, L.P., a Delaware limited partnership (“Master Fund”); Chai Trust Company, LLC, an Illinois limited liability company (“General Partner”); ZCOF Par Petroleum Holdings, L.L.C., a Delaware limited liability company (“Holdings”); and EGI Investors, L.L.C., a Delaware limited liability company (“Investors”). Master Fund, General Partner, Holdings and Investors are sometimes collectively referred to herein as the “Reporting Persons”. The principal business of Master Fund, Holdings and Investors is investments, and the principal business of General Partner is trust administration.

Master Fund is a limited partnership, the general partner of which is General Partner. Master Fund has no officers or directors as a limited partnership. Master Fund is the sole member of Holdings. General Partner is also the managing member of Investors.

The officers of General Partner are as follows:

James Bunegar	Chief Operating Officer, Compliance Officer, Vice President, Assistant Trust Officer and Treasurer of General Partner. Mr. Bunegar is also the Vice President - Taxes of the Equity Group Investments division of General Partner (“EGI”).

Thomas Heneghan	Senior Managing Director of General Partner. Mr. Heneghan is also the Chief Executive Officer of Equity International, a private equity firm

Robert M. Levin	Senior Trust Officer and a Senior Managing Director of General Partner. Mr. Levin is also a partner in the law firm Levin, Schreder & Carey, Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

Philip G. Tinkler	Chief Financial Officer of General Partner. Mr. Tinkler is also Chief Financial Officer and Chief Operating Officer of EGI.

Jon Wasserman	President and Senior Managing Director of General Partner. Mr. Wasserman is also Chief Legal Officer of EGI.

Kellie Zell	Senior Managing Director of General Partner. Ms. Zell is also a homemaker.

JoAnn Zell	Senior Managing Director of General Partner. Ms. Zell is also a physician.

Matthew Zell	Senior Managing Director of General Partner. Mr. Zell is also a high school teacher.

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The officers of Holdings and Investors are as follows:

Samuel Zell	President. Mr. Zell is also Chairman and Chief Executive Officer of EGI.

Mark Sotir	Vice President. Mr. Sotir is also Co-President of EGI.

Philip G. Tinkler	Vice President and Treasurer. Mr. Tinkler is also Chief Financial Officer and Chief Operating Officer of EGI.

Jonathan D. Wasserman	Vice President and Secretary. Mr. Wasserman is also Chief Legal Officer of EGI

The business address of James Bunegar, Mark Sotir, Philip Tinkler, Jonathan Wasserman, JoAnn Zell, Kellie Zell, Matthew Zell, Samuel Zell, and each Reporting Person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person nor any above-listed executive officer or director of a Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the above-listed executive officers and directors of each Reporting Person are United States citizens.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On November 20, 2015, Investors purchased 402,284 shares of Common Stock (the “November 2015 Shares”) from the Issuer at a purchase price of $22.00 per share in connection with a registered directed offering of 3,400,000 shares of Common Stock (the “November 2015 Offering”) by the Issuer at said purchase price. The aggregate purchase price paid by Investors for the November 2015 Shares was $8,850,248.00 and the source of the funds to acquire the November 2015 Shares was working capital.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Investors acquired the November 2015 Shares for investment purposes. See Item 3 for additional information about the acquisition of the November 2015 Shares.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) To the best knowledge of the Reporting Persons, 41,379,812 shares of Common Stock are outstanding as of November 20, 2015 based on 37,979,812 shares of Common Stock outstanding as of November 20, 2015 as reported in the in the Issuer’s Prospectus Supplement dated November 20, 2015 and filed on November 23, 2015, and 3,400,000 shares of Common Stock issued by the Issuer in a registered direct offering on the date of such Prospectus Supplement.

Investors is the beneficial owner of 402,284 shares of Common Stock, or approximately 1.0% of the issued and outstanding shares of Common Stock as of November 24, 2015 and Investors shares voting and dispositive power with General Partner with respect to such shares. Holdings is the beneficial owner of 5,828,346 shares of Common Stock, or approximately 14.1% of the issued and outstanding shares of Common Stock as of November 24, 2015 and Holdings shares voting and dispositive power with Master Fund and General Partner with respect to such shares. Master Fund is the beneficial owner of 12,168,744 shares of Common Stock, or approximately 29.4% of the issued and outstanding shares of Common Stock as of November 24, 2015 and Master Fund shares voting and dispositive power with General Partner with respect to such shares.

(c) Except as set forth in Item 3 and Item 4 above, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons.

(d) No person other than the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

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CUSIP No. 69888T207		Page 8 of 10

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the November 2015 Offering, Investors entered into a Subscription Agreement (the “November 2015 Subscription Agreement”) with Issuer. Pursuant to the terms of the Subscription Agreement, Investors agrees that without the prior written consent of Issuer, Investors will not, during the period commencing on November 20, 2015 and ending six (6) months after the Closing Date (as defined in the Subscription Agreement), (1) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of its shares of Common Stock, or (2) enter into any swap or other transaction or arrangement that transfers or that is designed to, or that might reasonably be expected to, result in the transfer to another, in whole or in part, any of the economic consequences of ownership of its shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of Common Stock or such other securities, in cash or otherwise; provided, however, that Investors may transfer its shares of Common Stock to an affiliate of Investors, provided that any such affiliate transferee agrees to the transfer restrictions set forth in the November 2015 Subscription Agreement.

The foregoing description of the November 2015 Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the November 2015 Subscription Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated by reference herein.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit 1	Amended and Restated Joint Filing Agreement.

Exhibit 2	Subscription Agreement (Incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 23, 2015).

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 24, 2015

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
By: Chai Trust Company, LLC, its general partner

CHAI TRUST COMPANY, LLC

Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

ZCOF PAR PETROLEUM HOLDINGS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

EGI INVESTORS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

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EXHIBIT 1

AMENDED AND RESTATED JOINT FILING AGREEMENT

The undersigned agree that the Amendment No. 9 to Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Par Pacific Holdings, Inc. and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: November 24, 2015

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
By: Chai Trust Company, LLC, its general partner

CHAI TRUST COMPANY, LLC

Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

ZCOF PAR PETROLEUM HOLDINGS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

EGI INVESTORS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President